Exhibit 99.1

July 12, 2022

GOLD STANDARD VENTURES ANNOUNCES THE FILING OF ITS MANAGEMENT INFORMATION CIRCULAR IN CONNECTION WITH ITS SPECIAL MEETING TO APPROVE ACQUISITION BY ORLA

For any questions, please contact Gold Standard’s proxy solicitation agent and communications advisor, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (1-416-304-0211 outside North America) or email assistance@laurelhill.com.

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) announced today that it has filed and mailed the management information circulated dated July 6, 2022 (the “Circular”) and related meeting materials (collectively, the “Meeting Materials”) for its special meeting of shareholders, option holders, and restricted share unit holders of Gold Standard (collectively, the “Security Holders”) to be held on August 9, 2022, at 8:30 a.m. (Pacific Time) (the “Meeting”) in connection with the proposed business combination with Orla Mining Ltd. (“Orla”), announced on June 13, 2022 (the “Transaction”).

Information about the Meeting and Receipt of Interim Court Order

The Meeting will be conducted at Suite 2600, 595 Burrard Street, Vancouver, BC, Canada V7X 1L3 on August 9, 2022, at 8:30 a.m. (Pacific Time). Registered Security Holders and duly appointed proxyholders will have an opportunity to attend, vote and ask questions during the Meeting by following the instructions set out in the Meeting Materials. Beneficial Security Holders may vote or appoint a proxy using the voting instruction form provided to such holders. Security Holders should closely review the Meeting Materials to ensure that they are able to cast their vote at the Meeting.

On July 6, 2022, Gold Standard obtained an interim order (the “Interim Order”) from the Supreme Court of British Columbia (the “Court”) authorizing the holding of the Meeting and matters relating to the conduct of the Meeting. At the Meeting, Security Holders will be asked to consider and, if deemed advisable, pass a special resolution (the “Resolution”) to approve an arrangement, in accordance with the terms of an arrangement agreement entered into by the Company and Orla on June 12, 2022 (the “Arrangement Agreement”), pursuant to which Orla agreed to acquire all of the issued and outstanding Gold Standard common shares by way of a statutory plan of arrangement.

Pursuant to the terms of the Interim Order, for the Transaction to become effective, the Resolution will require approval by (i) 66T% of the votes cast by Gold Standard shareholders present in person or represented by proxy and entitled to vote at the Meeting, (ii) 66T% of the votes cast by the Security Holders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, and (iii) a simple majority of the votes cast by Gold Standard shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding certain related parties as prescribed by MI 61-101 – Protection of Minority Securityholders in Special Transactions. The Circular regarding the Transaction has been filed

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4

with regulatory authorities and mailed to the Security Holders in accordance with applicable securities laws.

The Meeting Materials contain important information regarding the Transaction, how Security Holders can attend and vote at the Meeting, the background that led to the Transaction and the reasons for the unanimous determinations of the special committee of independent Gold Standard directors, as well as the board of directors of Gold Standard, that the Transaction is in the best interests of the Company and is fair to shareholders. Pursuant to the terms of the Interim Order, Security Holders of record at the close of business on June 30, 2022, will be entitled to receive notice of, attend and vote at the Meeting. Security Holders should carefully review all of the Meeting Materials as they contain important information concerning the Transaction and the rights and entitlements of Security Holders thereunder.

The Meeting Materials have been filed by the Company on SEDAR and EDGAR and are available under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov. The Meeting Materials are also available on the Company’s website at Gold Standard - Investors - Filings & Financials - Special Meeting of Shareholders (https://goldstandardv.com/investors/filings-financials/sms/).

Subject to obtaining approval of the Transaction at the Meeting, and the satisfaction of the other customary conditions to completion of the Transaction contained in the Arrangement Agreement, including final approval of the Court and certain regulatory approvals, all as more particularly described in the Meeting Materials, the Transaction is expected to close in mid-August 2022.

Shareholder Questions and Voting Assistance

For any questions or assistance with voting, shareholders can contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), 1-416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements herein include, without limitation, statements regarding the Meeting and the timing of the closing of the Transaction, including receipt of all necessary Court, Security Holder and regulatory approvals, and the timing thereof. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will complete the Transaction, including receipt of required Security Holder, regulatory and Court approvals. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not complete the Transaction, including receipt of required Security Holder, regulatory and Court approvals, and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

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For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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